Exhibit 3.1

THIRD AMENDED AND RESTATED

Certificate OF INCORPORATION

OF

ALBIREO PHARMA, Inc.

The name of the corporation is Albireo Pharma, Inc. (the “Corporation”).

Article 1:

The address of the Corporation’s registered office in the state of Delaware is 251 Little Falls Drive, Wilmington, DE 19808, New Castle County. The name of its registered agent at such address is Corporation Service Company.

Article 2:

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”).

Article 3:

The aggregate number of shares which the Corporation shall have authority to issue is One Thousand (1,000) shares of capital stock all of which shall be designated “Common Stock” and have a par value of $0.01 per share.

Article 4:

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Article 5:

1.                  The liability of a director of the Corporation for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated to the fullest extent permitted by the DGCL, as so amended.

2.                  The Corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that the Corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under the Bylaws of the Corporation.

3.                  Any repeal or modification of this Article FIFTH shall be prospective and shall not affect the rights under this Article FIFTH in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

Article 6:

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the DGCL or the Corporation’s Amended and Restated Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Executed on March 2, 2023.

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